SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Fiesta Restaurant Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31660B101

(CUSIP Number)

Roland T. Kelly

11100 Santa Monica Boulevard, 11th Floor

Los Angeles, CA 90025

Tel: (310) 914-1373

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 31660B101

1.	Name of Reporting Person Jefferies Financial Group Inc., on behalf of itself and its controlled subsidiaries I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 13-2615557
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,171,774
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,171,774
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,171,774
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.2%
14.	Type of Reporting Person (See Instructions) CO; HC

This Amendment No. 6 amends the Statement on Schedule 13D first filed by Jefferies Financial Group Inc. (formerly, Leucadia National Corporation (“Jefferies”)) on behalf of itself and its controlled subsidiaries (collectively, the “Reporting Person”) with the Securities and Exchange Commission on June 19, 2017, as amended by Amendment No. 1 filed on August 18, 2017, Amendment No. 2 filed on August 31, 2017, Amendment No. 3 filed on September 11, 2017, Amendment No. 4 filed on March 1, 2018 and Amendment No. 5 filed on November 9, 2018 relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Fiesta Restaurant Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 14800 Landmark Boulevard, Suite 500, Dallas, Texas 75254. Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 2. Identity and Background.

The amended and supplemented names of Jefferies’ directors and executive officers are provided on Schedule I hereto.

Item 3. Source and Amount of Funds or Other Consideration.

On November 26, 2018, the Reporting Person purchased an aggregate of 60,333 shares of Common Stock. The securities were acquired by the Reporting Person using cash from working capital in the amount of approximately $1.1 million.

On November 27, 2018, the Reporting Person purchased an aggregate of 193,000 shares of Common Stock. The securities were acquired by the Reporting Person using cash from working capital in the amount of approximately $3.6 million.

On May 9, 2019, the Reporting Person purchased an aggregate of 167,809 shares of Common Stock. The securities were acquired by the Reporting Person using cash from working capital in the amount of approximately $2.2 million.

On May 10, 2019, the Reporting Person purchased an aggregate of 78,773 shares of Common Stock. The securities were acquired by the Reporting Person using cash from working capital in the amount of approximately $1.1 million.

On May 13, 2019, the Reporting Person purchased an aggregate of 138,571 shares of Common Stock. The securities were acquired by the Reporting Person using cash from working capital in the amount of approximately $1.9 million.

Item 4. Purpose of Transaction.

The Reporting Person purchased the Common Stock reported herein for investment purposes. The Reporting Person intends to purchase additional shares of Common Stock from time to time, if, at such time, the terms of such investment are favorable to the Reporting Person and the Reporting Person deems the investment to be prudent.

Other than described above, the Reporting Person does not have any plans or proposals of the type referred to in Items 4(a) through (j) of Schedule 13D. The Reporting Person, however, retains the right to change its intent and to pursue any transaction contemplated in Items 4(a) through (j) of Schedule 13D and, to the extent the Reporting Person’s affiliates operate as broker-dealers, they retain the right to pursue a role as a financial advisor, underwriter or placement agent with respect to any such transaction involving the Issuer and its affiliates.

Item 5. Interest in Securities of the Issuer.

Number of shares as to which the Reporting Person has:

Sole power to vote or to direct the vote: 4,171,774

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of: 4,171,774

Shared power to dispose or to direct the disposition of: 0

During the past sixty days, the Reporting Person engaged in the following open market purchases of Common Stock:

-	On November 26, 2018, the Reporting Person purchased an aggregate of 60,333 shares of Common Stock at a weighted average price per share of $18.37.
-	On November 27, 2018, the Reporting Person purchased an aggregate of 193,000 shares of Common Stock at a weighted average price per share of $18.74.
-	On May 9, 2019, the Reporting Person purchased an aggregate of 167,809 shares of Common Stock at a weighted average price per share of $13.03.
-	On May 10, 2019, the Reporting Person purchased an aggregate of 78,773 shares of Common Stock at a weighted average price per share of $13.48.
-	On May 13, 2019, the Reporting Person purchased an aggregate of 138,571 shares of Common Stock at a weighted average price per share of $13.56.

Brian P. Friedman is the President and a director of Jefferies. Mr. Friedman has also been a director of the Issuer since April 2011. Mr. Friedman beneficially owns an aggregate of 74,435 shares of Common Stock representing less than approximately 0.3% of the Issuer’s outstanding shares. Mr. Friedman’s beneficial ownership includes 45,767 shares of Common Stock held directly and 28,668 shares of Common Stock held indirectly through a partnership.

Barry J. Alperin is a director of Jefferies and the Issuer. Mr. Alperin beneficially owns 22,738 shares of Common Stock representing less than 0.1% of the Issuer’s outstanding shares.

Except as set forth in this Item 5, no person other than each respective record owner of the securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2019	Jefferies Financial Group Inc.

	By:	/s/ Roland T. Kelly
Roland T. Kelly
Associate General Counsel

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF Jefferies

The following information is provided for each of the directors and executive officers of Jefferies:

•	Name,

•	Position,

•	Principal business and address, and

•	Citizenship.

Name and Position	Business address	Citizenship

Richard B. Handler (Director and Chief Executive Officer)	(1)	U.S.

Brian P. Friedman (Director and President)	(1)	U.S.

Barry J. Alperin (Director)	(1)	U.S.

MaryAnne Gilmartin (Director)	(1)	U.S.

Jacob M. Katz (Director)	(1)	U.S.

Joseph S. Steinberg (Director)	(1)	U.S.

Linda Adamany (Director)	(1)	U.S.

Bob Beyer (Director)	(1)	U.S.

Frank Borges (Director)	(1)	U.S.

Bob Joyal (Director)	(1)	U.S.

Michael O’Kane (Director)	(1)	U.S.

Stuart Reese (Director)	(1)	U.S.

John M. Dalton (Vice President, Controller and Chief Accounting Officer)	(1)	U.S.

Michael J. Sharp (General Counsel, Secretary and Executive Vice President)	(1)	U.S.

Teresa S. Gendron (Vice President and Chief Financial Officer)	(1)	U.S.

Rocco J. Nittoli (Vice President and Chief Compliance Officer)	(1)	U.S.

(1)	520 Madison Avenue, New York, NY 10022